UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69862

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: State Street Global Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

State Street Financial Center, One Lincoln Street
(No. and Street)

Boston	Massachusetts	02111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Maxham	203-326-2369	david_maxham@ssga.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

200 Clarendon St	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, DAVID MAXHAM, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of STATE STREET GLOBAL MARKETS, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Based upon the statement from Commission staff (https://www.sec.gov/tm/paper-submission-requirementscovid-19-updates-061820) and difficulties arising from COVID-19, State Street Global Markets, LLC is making this filing without a notarization.

Signature: [signature]

Title: CHIEF FINANCIAL OFFICER

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☒ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Statement of Financial Condition and Supplementary Information

December 31, 2021

Contents

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Managers
State Street Global Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of State Street Global Markets, LLC (the “Company”) as of December 31, 2021 and the related notes (the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company’s auditor since 2017.
February 25, 2022

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Statement of Financial Condition

December 31, 2021

Assets		
Cash and cash equivalents	$	377,184,544
Cash segregated in compliance with federal regulations		30,000,000
Securities segregated in compliance with federal regulations		29,989,488
Deposits with clearing organizations		75,083,381
Receivable from broker-dealers and clearing organizations		50,275,842
Receivable from customers		2,050,248
Receivable from affiliates		2,455,104
Intangible assets, net of accumulated amortization of $4,241,250		1,608,750
Other assets		4,024,158
Total assets	$	572,671,515
Liabilities and member's equity		
Liabilities:		
Payable to broker-dealers and clearing organizations	$	6,926,132
Payable to customers		6,864,357
Payable to affiliates		7,705,559
Accrued tax liability		655,012
Other accrued expenses and liabilities		1,970,243
Total liabilities		24,121,303
Member's equity		548,550,212
Total liabilities and member's equity	$	572,671,515

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

State Street Global Markets, LLC (the Company), a Delaware single-member limited liability company, is a wholly-owned subsidiary of State Street Corporation (the Parent). The Parent's liability is limited to the amount of its equity contribution, as shown in the Financial Statements. The Company was incorporated as State Street NewCo, LLC (NewCo) on October 7, 2016, and was designated as a broker-dealer on March 16, 2017 and renamed State Street Global Markets, LLC on May 1, 2017. The Company was established in conjunction with a reorganization effort to repurpose an affiliated broker-dealer that had previously provided services in support of the brokerage businesses operated within the State Street Global Markets (SSGM) division of the Parent (SSGM Services). In connection with the reorganization, the legacy broker-dealer transferred the SSGM Services to the Company effective May 1, 2017.

The Company is a U.S. Securities and Exchange Commission (SEC) registered clearing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA), the New York Stock Exchange (NYSE) and the Securities Investor Protection Corporation (SIPC). The Company is registered as an Introducing Broker with the NFA and the Commodity Futures Trading Commission (CFTC). The Company is also registered with the Australian Securities and Investments Commission (ASIC) as a foreign company and operates under a class order exemption.

The Company comprises the brokerage businesses operated within the SSGM division of Parent. The Company is engaged as a securities broker-dealer that provides several classes of services, including principal transactions and agency transactions. Transition Management is a service provided by affiliated entities to asset owners that are changing managers or restructuring a portfolio. Transactions that result from transitions may be executed through the Company. The Company offers clearing services for US based equity and fixed income markets. The Company also offers introducing services for Europe, Middle East, Africa (collectively, EMEA) and Asia Pacific (APAC) equity and fixed income markets with a fully disclosed clearing arrangement with National Financial Services, LLC (NFS).

The Company provides State Street Fund Connect (Fund Connect), an affiliated proprietary electronic fund platform, to certain investment managers, institutional funds and institutional investors. Fund Connect provides investors access to a wide range of institutional money market funds from leading providers through a single, secure interface and the ability to subscribe to and redeem such funds. Fund Connect is made available on the Global Link Platform, which is a proprietary software product made available by State Street Bank and Trust (SSBT). Fund Connect supports omnibus trading as well as custody and fully-disclosed trading models.

2. Summary of Significant Accounting Policies

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Events occurring subsequent to the date of the Financial Statements were evaluated through February 25, 2022, the date the Financial Statements were issued. Significant accounting policies are as follows:

Use of Estimates

The preparation of Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions in the application of certain of our significant accounting policies that may materially affect the reported amounts of assets, liabilities, equity, revenue, and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on deposit with a financial institution and highly liquid investments in money market mutual funds.

Cash Segregated in Compliance with Federal Regulations

Cash segregated in compliance with federal regulations consists of cash on deposit in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3.

Securities Segregated in Compliance with Federal Regulations

Securities segregated in compliance with federal regulations consist of U.S. Treasury bills deposited in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. These securities are carried at fair value.

Deposits with Clearing Organizations

Cash and securities are kept on deposit or held as collateral with various clearing organizations, and represent the balances required to be maintained in order to utilize various clearing brokers. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash or security balance on deposit is not maintained.

Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from broker-dealers and clearing organizations includes amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations, and commissions receivable from broker-dealers.

2. Summary of Significant Accounting Policies (continued)

Receivable from and Payable to Broker-Dealers and Clearing Organizations (continued)

The Company typically borrows securities when securities are needed to deliver against a settling transaction, such as non-standard settlements requested by a customer or a fail to deliver. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The initial collateral advanced has a fair value equal to or greater than the fair value of the securities borrowed. The Company monitors the fair value of the securities borrowed on a regular basis and adjusts the collateral as appropriate. Payable to broker-dealers and clearing organizations include amounts payable for fails to receive and amounts payable to clearing organizations on open transactions.

Receivable from and Payable to Customers

Receivable from customers consists of amounts owed by customers which are collateralized by securities owned by the customer and commissions earned. Payable to customers consists of amounts owed to customers pending receipt of securities and payables arising from the Company's commission management business.

Intangible Assets

Intangible assets represent purchased assets, that can be distinguished from goodwill because of contractual rights, or because the asset is capable of being exchanged on its own or in combination with a related contract, asset, or liability. Intangible Assets reported in the Statement of Financial Condition consist of customer lists.

Finite-lived identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives. Identifiable intangible assets are monitored for indications of impairment. If there is an indication that the current carrying amount of the intangible asset may not be recoverable a quantitative assessment is conducted to determine whether or not the carrying value is recoverable. Impairment is deemed to exist if the balance of the identifiable intangible asset is determined not to be recoverable. Identifiable intangible assets are reflected in the Statement of Financial Condition at cost less accumulated amortization.

Receivable from and Payable to Affiliates

The receivables from and payables to affiliates reflected in the Company's Statement of Financial Condition are described in further detail in Note 12 to the Financial Statements. All outstanding balances are intended to be cash settled and are appropriately classified as receivables and payables.

Allowance for Credit Losses

The Company recognizes an allowance for credit losses in accordance with ASU 2016-13, Financial Instruments - Credit Losses (ASC 326). ASC 326 requires immediate recognition of expected credit losses for certain financial assets and off-balance sheet commitments, including trade and other receivables, loans and commitments and other financial assets held at amortized

2. Summary of Significant Accounting Policies (continued)

Allowance for Credit Losses (continued)

cost at the reporting date, to be measured based on historical experience, current conditions, and reasonable and supportable forecasts. The ASC 326 credit loss was de minimis to the Financial Statements as of December 31, 2021.

Subordinated Liabilities

The Company had no subordinated liability contracts throughout the year or as of December 31, 2021.

Income Taxes

The Company is a disregarded single-member limited liability company for federal, state, and local corporate income tax purposes and, accordingly, was not subject to federal, state, and local corporate income taxes. The Company's results are included in the consolidated return of the Parent.

The Parent allocates income tax expense (benefit) to the Company as if the Company filed a separate tax return, and the Company pays (or receives from) the Parent for the expense (or benefit) recognized. The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with relevant guidance and its intercompany tax sharing agreement.

Tax Uncertainty

In accordance with relevant accounting guidance, an entity is permitted to recognize the benefit of uncertain tax positions only where the position is "more likely than not" to be sustained in the event of examination by tax authorities based on the technical merits of the position. The maximum tax benefit recognized is limited to the amount that is greater than 50% likely to be realized upon ultimate settlement.

3. Income Taxes

As of December 31, 2021, the Company had deferred tax assets related to deferred revenue and accrued expenses of $440,508, partially offset by a deferred tax liability related to intangible assets of $431,885.

Pursuant to an intercompany tax-sharing agreement with the Parent, the Company accrues federal and state tax expense (or benefit), which is also paid to or received from the Parent.

State income taxes are the significant reconciling items when comparing the reported amount of income tax expense for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income.

3. Income Taxes (continued)

As of December 31, 2021, the Company has identified no uncertain tax positions. If there were uncertain tax positions, it is the Company's policy to record associated interest and penalties as a component of income tax expense. The earliest year open to examination is 2016.

4. Intangible Assets

No events have occurred, or circumstances have changed that would reduce the fair value of intangible assets below its carrying value.

The following table presents changes in the net carrying amount of intangible assets during the period:

	Customer lists
Beginning Balance	$ 1,901,250
Amortization	(292,500)
Total	$ 1,608,750

The following table summarizes intangible assets as of December 31, 2021:

	Customer lists
Gross Carrying Amount	$ 5,850,000
Accumulated Amortization	(4,241,250)
Net Carrying Amount	$ 1,608,750

5. Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Financial assets and liabilities carried at fair value on a recurring basis are categorized based upon a prescribed three-level valuation hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market. Level 1 financial instruments include U.S. Treasury bills.

Level 2 – Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 financial instruments include money market mutual funds.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the

5. Fair Value of Financial Instruments (continued)

overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed. At December 31, 2021 there were no financial instruments classified in Level 3.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The inputs or methodology used to value an investment are not necessarily an indication of the risk associated with investing in those securities.

The following table presents information about the Company's financial assets carried at fair value in the Statement of Financial Condition as of December 31, 2021:

	Quoted Market Prices in Active Markets (Level 1)	Pricing Methods with Significant Observable Market Inputs (Level 2)	Pricing Methods with Significant Unobservable Market Inputs (Level 3)	Total Net Carrying Value in Statement of Financial Condition
Assets				
Cash equivalents	$ –	$ 244,993,307	$ –	$ 244,993,307
Cash segregated in compliance federal regulations	30,000,000	–	–	30,000,000
Securities segregated in compliance federal regulations	29,989,488	–	–	29,989,488
Total assets carried at fair value	**$ 59,989,488**	**$ 244,993,307**	**$ –**	**$ 304,982,795**

There were no financial liabilities carried at fair value in the Statement of Financial Condition as of December 31, 2021. There were no transfers of financial assets between levels during the period ended December 31, 2021.

The fair value of highly liquid, short term assets, including cash, securities, receivables, payables, and accrued expenses approximates their carrying value given that they are short term in nature, bear interest at current market rates, or are subject to re-pricing, generally on a daily basis.

6. Receivable from and Payable to Broker-Dealers and Clearing Organizations

At December 31, 2021, amounts receivable from and payable to broker-dealers and clearing organizations include:

Receivables:		
Securities pending settlement	$	33,734,058
Securities failed to deliver		6,495,062
Transaction fees		1,694,950
Commissions		8,337,147
Securities borrowed		14,625
Total receivables	$	50,275,842
Payables:		
Securities failed to receive	$	6,035,967
Transaction fees		890,165
Total payables	$	6,926,132

All material fail to deliver and fail to receive transactions and securities transactions pending settlement settled subsequent to December 31, 2021 without any adverse financial effect.

7. Receivable from and Payable to Customers

At December 31, 2021, amounts receivable from and payable to customers include:

Receivables:		
Securities pending settlement	$	2,050,248
Total receivables	$	2,050,248
Payables:		
Securities pending settlement	$	408,091
Commission sharing payables		6,456,266
Total payables	$	6,864,357

All material securities transactions pending settlement settled subsequent to December 31, 2021 without any adverse financial effect.

8. Contingencies

On March 5, 2021, the Korean Financial Supervisory Service ("FSS") delivered to SSGM LLC a final Notice of Regulatory Action to be Taken that levied an administrative fine against the Company in connection with a transaction executed in 2019 that the FSS viewed as in violation of short sale restriction provisions in the Financial Investment Services and Capital Markets Act of Korea. The Company submitted a written response noting that the transaction was executed as a result of an unintended operational error rather than intentional "naked short selling". The matter has been settled and the Company paid an administrative fine in the amount of KRW 28.8 million (approximately USD 25,000).

8. Contingencies (continued)

In the normal course of business, the Company receives requests from regulators for information and is subject to regulatory examinations. These examinations may result in fines or penalties. The Company does not expect the outcome of any pending examinations to have a material impact to the financial position, operations, or regulatory capital of the Company.

9. Concentration Risk

The Company provides investment and related services to a diverse group of customers, including institutional investors and broker-dealers. The Company's exposure to risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. The concentration risk associated with transactions on EMEA and APAC markets is not material due the Company serving as introducing broker with a fully disclosed clearing arrangement with NFS.

10. Risk Management

Customer Activities and Credit Risk

In the normal course of business, the Company's activities involve the execution and the settlement of customer securities transactions. These activities may expose the Company to risk in the event the customer is unable to fulfill its contractual obligation. Credit risk represents the maximum potential loss the Company faces due to the possible nonperformance by customers. The Company's customer securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts.

The Company may be required to complete transactions at prevailing market prices, should any customer or broker fail to perform on their obligations. In addition, the Company has entered into indemnification agreements with certain clearing organizations whereby the Company has agreed to compensate the clearing organizations for any damages or losses caused by a customer introduced by the Company. The Company does not extend credit to customers in the form of margin accounts and generally settles securities transactions on its customers' behalf on a delivery versus payment/receive versus payment basis. The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to manage its credit risk through a variety of reporting and control procedures, and by applying uniform credit standards maintained for all activities with credit risk.

10. Risk Management (continued)

Liquidity Risk

The Company holds a significant portion of its assets in cash and short-term highly liquid money market instruments. As of December 31, 2021, total cash held was $132.2 million and money market instruments were $245.0 million which represents 66% of total assets. These assets are represented in Cash and Cash Equivalents on the Statement of Financial Condition.

The Company monitors its available Cash and Cash Equivalents to ensure sufficient liquidity to meet operating needs. All bank accounts and depository accounts are monitored intraday to ensure sufficient funding to comply with the securities clearing regulations. Additionally, the Company has an uncommitted, unsecured line of credit with the State Street Intermediate Funding (SSIF) to draw down upon to provide liquidity based upon the funding need of the entity and described in further detail in Note 12 to the Financial Statements.

Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition, and diversification of positions held, as well as market volatility and liquidity. The Company manages market risk by setting, monitoring, and adhering to risk limits.

Exchange Member Guarantees

The Company is a member of exchanges that trade and clear securities transactions. Associated with these memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligation to the exchange. Although the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources.

In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements, and believes that any potential requirement to make payments under these agreements is remote.

Other Guarantees

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through a clearing broker. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the

10. Risk Management (continued)

Other Guarantees (continued)

underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2021.

11. Regulatory Requirements

As a registered broker-dealer and introducing broker, the Company is subject to the higher of the net capital requirements of the SEC's Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934 (Rule 15c3-1) and the CFTC's Rule 1.17 (Rule 1.17), respectively. The Company has elected to use the alternative method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the alternative method permitted by Rule 15c3-1, the Company must maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000, whichever is greater. At December 31, 2021, the Company's net capital was $400,627,482 which was $400,377,482 in excess of the minimum required net capital of $250,000 under Rule 15c3-1.

Under clearing arrangements with its clearing brokers, the Company is required to maintain certain minimum levels of net capital to comply with other financial ratio requirements. At December 31, 2021, the Company was in compliance with all such requirements.

In accordance with the requirements of the SEC's Customer Protection: Reserves and Custody of Securities under Rule 15c3-3, the Company has segregated cash of $30,000,000 and U.S. Treasury bills with a fair value of $29,989,488 in a special reserve bank account for the exclusive benefit of customers, which was in excess of its required deposit by $54,729,528.

Advances to affiliates, repayment of borrowings, dividend payments, distributions and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies.

12. Related Party Transactions

The Company enters into transactions in the ordinary course of business with the Parent and certain other affiliated entities, which may include purchases of securities under agreements to resell, short-term financing, and deposits.

Cash and Cash Equivalents

Included in cash and cash equivalents in the Statement of Financial Condition is cash of $132,191,238 which is held on deposit at SSBT.

12. Related Party Transactions (continued)

Funding Arrangements

The Company meets its short-term financing needs through a $1.0 billion uncommitted, unsecured line of credit with SSIF. As of December 31, 2021, this facility had no outstanding balance.

Collateralized Short-Term Financing

The Company may borrow equity securities from SSBT to facilitate customer trading activity under security borrowing agreements on terms which permit the Company to re-pledge or re-sell the securities to others. SSBT acts as a principal in these transactions to lend securities to the Company. At December 31, 2021, securities with a fair value of $14,235 were obtained by the Company, and $14,625 of cash was given to SSBT as collateral in these securities borrowing arrangements and included in receivable from broker-dealers and clearing organizations in the Statement of Financial Condition.

Expense Allocation

The Parent and its affiliates pay costs related to the Company's personnel, including coverage under the Parent's benefit plans. The Parent and its affiliates also provide clearance, legal, accounting, audit, data processing, other administrative support, rent for the use of office space, and equipment to the Company pursuant to a service agreement between the Company and certain affiliates. Under the terms of the service agreement, the Company reimburses the Parent and its affiliates for all services provided.

At December 31, 2021, $3,916,373 of general and administrative costs were payable by the Company to affiliates and included in payable to affiliates on the Statement of Financial Condition. In addition, there was a $1,764,502 payable to State Street Financial Services, Inc. which was established in conjunction with the processing of the Company's payroll and included in the payable to affiliates on the Statement of Financial Condition.

Fund Connect

The Company has an agreement with State Street Global Advisors Funds Management and State Street Global Advisors Funds Distributors, LLC (SSGA FD), an affiliated broker-dealer, to provide Fund Connect services in instances where SSGA FD serves as shareholder servicer. The fee agreement is based on percentage of underlying assets associated with the services provided. At December 31, 2021, $1,267,844 was included in receivable from affiliates on the Statement of Financial Condition.

The Company has an agreement with SSBT and other affiliates to provide Fund Connect information technology services for ETF order routing and reporting. The fee agreement is based on an annual charge and transaction volume. At December 31, 2021, $1,187,260 was included in receivable from affiliates on the Statement of Financial Condition.

12. Related Party Transactions (continued)

Structured Products

The Company had an agreement with Clipper Tax Exempt Trusts, an affiliate, for being the remarketing agent for the commercial paper tax exempt program, which was concluded during 2021. The remarketing fee agreement was based upon the notional amount traded multiplied by an agreed upon rate. There was no outstanding receivable from the affiliate at December 31, 2021.

Portfolio Solutions

The Company attributes a portion of its commission revenue/expense and fixed income trading profits/loss relating to its Portfolio Solutions business unit to certain affiliated entities. At December 31, 2021, $540,550 was included in payable to affiliates on the Statement of Financial Condition.

Income Taxes

The Company paid income tax expenses to the Parent as part of an intercompany tax-sharing agreement during the year ended December 31, 2021. At December 31, 2021, the remaining amount payable to the Parent is $655,012 reflected on the Statement of Financial Condition.

13. Recent Accounting Developments

The Company did not adopt any new accounting standards in 2021 that had a material impact to our financial statements.

Supplementary Information

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2021

Member's equity	$ 548,550,212
Total capital	548,550,212
Deductions and/or charges:	
Non-allowable assets:	
Cash held at affiliate	125,500,000
Receivable from broker-dealers and clearing organizations	10,078,424
Intangible assets	1,608,750
Securities owned not readily marketable	1,374,276
Receivable from affiliates	2,455,104
Other non-allowable assets	604,561
Aged fail to deliver	800,504
Net capital before haircuts on securities positions (tentative net capital)	406,128,593
Less: haircuts on securities	5,501,111
Net capital	$ 400,627,482
Alternative net capital requirement:	
Greater of:	
2% of aggregate debit items ($2,345,747 or minimum dollar ($250,000)	
Net capital requirement	250,000
Excess net capital	$ 400,377,482

There were no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's Amended Part II FOCUS Filing and reconciliation as of December 31, 2021.

State Street Global Markets, LLC

(a wholly-owned subsidiary of State Street Corporation)

Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3

December 31, 2021

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ 6,291,592
Customers' securities failed to receive	1,243,743
Total credit items	$ 7,535,335
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	2,050,216
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to delivery	-
Failed to deliver of customers' securities not older than 30 calendar days	295,531
Aggregate debit items	2,345,747
Less 3% (for alternative method only)	(70,372)
Total 15c3-3 debits	2,275,375
Reserve computation:	
Required deposit	$ 5,259,960
Amount held on deposit in reserve account at December 31, 2021	$ 59,989,488

There were no material differences between the Computation for Determination of Reserve Requirements included in this report and the corresponding schedule included in the Company's Amended Part II FOCUS Filing and reconciliation as of December 31, 2021.

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

December 31, 2021

1. Customers' fully paid and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3):

A. Number of items	0
B. Market Value	0

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

A. Number of items	0
B. Market Value	0

State Street Global Markets, LLC

One Lincoln Street
Boston, MA 02111

www.statestreet.com

State Street Global Markets LLC's Compliance Report

We, as members of management of State Street Global Markets LLC, (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers." This Compliance Report was prepared as required by 17 C.F.R. §240.17a-5(d)(3).

We are responsible for establishing and maintaining effective Internal Control Over Compliance which is defined in 17 C.F.R. §240.17a-5(d)(3)(ii) as internal controls that have the objective of providing a broker or dealer with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13 or Rule 2231of the Financial Industry Regulatory Authority (FINRA) that requires account statements to be sent to the customers of the broker or dealer (an "Account Statement Rule") will be prevented or detected on a timely basis.

We have performed an evaluation of the Company's compliance with the above requirements. Based on this evaluation, we state the following:

1) We have established and maintained Internal Control Over Compliance.
2) The Company's Internal Control Over Compliance was effective from January 1, 2021 to December 31, 2021.
3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2021.
4) The Company was in compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2021; and
5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Daniel Morgan
CEO

2-25-2022
Date

David Maxham
CFO

2-25-2022
Date

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Management
State Street Global Markets, LLC

We have examined the statements of State Street Global Markets, LLC (the "Company"), included in the accompanying *State Street Global Markets, LLC's Compliance Report*, that the:

(1) Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2021.
(2) Company's internal control over compliance was effective as of December 31, 2021.
(3) Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2021.
(4) Information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2231 of the Financial Industry Regulatory Authority ("FINRA") that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2021; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2021; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2021 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2022

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Managers and Management
State Street Global Markets, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of State Street Global Markets, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with corresponding wire transfers. No findings were found as a result of applying the procedure.
2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2021. No findings were found as a result of applying the procedure.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments provided to us by representatives of the Company. No findings were found as a result of applying the procedure.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Supplementary Report of Independent Registered Public Accounting Firm

on Internal Control Required by CFTC Regulation 1.16

The Board of Managers and Management
State Street Global Markets, LLC

In planning and performing our audit of the financial statements State Street Global Markets, LLC (the "Company") as of and for the year ended December 31, 2021, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker, we did not review the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to

prevent, or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2021, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the CFTC, the National Futures Association (NFA), other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2022

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

would have been reported to you. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2022